Link to Video Recording of the Net Zero 2021 Conference - Technical Presentation 10-21-21


NET ZERO 2021
SEPTEMBER 13-16 | VIRTUAL + LOS ANGELES
Conference Presentation Title:
HeartFoods Community Farms
A Food Waste to Food Operation
The HeartFoods Community Farms addresses all four parts of the world's food system that must be transformed, that is:
Production, Processing, Distribution and Consumption
2020 ENGINEERING
September 13, 2021
Presentation by:
Mark Buehrer, Director
2020 ENGINEERING
HEARTFOODS